Top Bins



Dear investors,

When we first introduced Top Bins, the idea was simple but powerful:

"To bring world-class soccer technology and training experiences — the kind used by elite professional clubs — into a fun, accessible environment where anyone can play, compete, and improve."

For too long, access to the best development tools in soccer has been limited to elite travel players and professional academies. Our mission is to change that.

Top Bins is designed to sit at the intersection of sport, technology, and community — something closer to a "Topgolf for soccer." A place where serious players can train using data-driven equipment, but where families, kids, and casual players can also walk in and simply have fun.

This past year has been about laying the foundations that make the concept real:building relationships in the soccer community, validating demand through programming, refining the business model, and continuing to develop the path to our first permanent facility.

Startups are rarely a straight line. The progress we've made has reinforced our belief that the opportunity is significant, particularly as the United States prepares to host the 2026 FIFA World Cup and youth participation in soccer continues to expand.

We are incredibly grateful to the investors who believed in this vision early. Your support has allowed us to continue building toward something we believe can become a new category in sports entertainment and player development.

We are excited about what comes next

We need your help!

As we move into the next phase of development, the most valuable support from our investor community includes:

1. Strategic Introductions to Real Estate or Development Partners

If you know developers, landowners, or commercial real estate professionals who may be interested in partnering on a sports and entertainment concept, introductions are extremely helpful.

2. Corporate Sponsorship or Brand Partnerships

Top Bins is designed with built-in sponsorship opportunities — from zone branding to pitch sponsorship. We welcome introductions to companies that may want to align with youth sports, community wellness, and soccer culture.

3. Institutional or Strategic Investors

As we move closer to finalizing the first location, introductions to family offices, sports-focused investors, or groups interested in experiential sports businesses would be incredibly valuable.

Sincerely,



Christopher Woods

Founder and C.E.O.

How did we do this year?

REPORT CARD

B+

☺ The Good

Strong demand for camps & training validated interest in the Top Bins mix of soccer, technology, and gamified development

Expanded relationships across the Middle Tennessee soccer community, giving us direct access to thousands of players and families.

Successful weekly training sessions showed real skill development in players who attended consistently, validating our training model

☹ The Bad

Raising capital for a large facility has taken longer than expected in the current higher-interest startup environment.

Finding the right site for the first Top Bins location has been complex due to availability of size and financial feasibility.

We slowed the timeline intentionally to refine programming, pricing, and operations before committing to a permanent facility.

2025 At a Glance

January 1 to December 31



$42,589 **+12%**

Revenue



-$106,584

Net Loss



$0

Short Term Debt



$63,050

Raised in 2025



$4,866

Cash on Hand
As of 03/17/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit





$38,092
-$27,524
$42,589
-$106,584
2024
2025

Net Margin: -250% Gross Margin: 75% Return on Assets: -296% Earnings per Share: -$0.01

Revenue per Employee: $42,589 Cash to Assets: 33% Revenue to Receivables: ~ Debt Ratio: 0%

GAAP_Top_Bins_Franklin_INC_-_GAAP_Financials.pdf

We ❤ Our 39 Investors

Thank You For Believing In Us

Johnson Hor
Edward Kosbab
Bill Jolley
Greg Claeys
Peter Woods
Sven Hansen
Ali Price
Cory Turner
Curt Anderson
Eric Diaz
Amit Nagra
Andre Campbell
Thomas Porter
Joshua Pipkin
Randy Lynn
Jenn Diaz
Graham Bannantine
Chuck Ervin
Kyle Shipp
Johnathan Boren
Dustin L. Fenton
Matthew O'Dell
Kenneth Michalak
Jasmine Woods
Ken Rudominer
Jenica Willis
Josh Lingwai
Stevie Redstone
Santiago Kent
Nicholas Bohlender
Jamie Watson
Brandon Clahassey
Lydia Grant
Julie Woods
Kenneth Alvin Grant
Southern Maryland...

Thank You!

From the Top Bins Team



Christopher Woods **in**

Founder and C.E.O.

Entertainment manager/attorney
with more than 20 years experience.
Clients amassed over 2 billion
streams + multiple awards. Licensed
grassroots coach. Soccer Director...

Details

The Board of Directors

Director	Occupation	Joined
Christopher Woods	Talent Management @ Alignment Managment	2023

Officers

Officer	Title	Joined
Christopher Woods	CEO	2023

Voting Power ⦿

Holder	Securities Held	Voting Power
Christopher Woods	10,000,000 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2025	$63,050		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Top Bins Investment Group LLC
Amount Invested	$90,000
Transaction type	Loan
Issued	12/11/2024
Outstanding principal plus interest	$104,242 as of 03/2026
Interest	15.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Entity controlled by company founder

The loan was provided to support the Company's early-stage operations and growth. Interest accrues at 15% per annum. No principal or interest payments have been required to date.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	10,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Delays or issues with international shipping and receipt of equipment could be a risk as we are ordering custom built-to-order equipment from England.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A competitor could enter the marketplace with more money and ability to move faster to open a competing facility

Potential significant changes in the commercial lease market could impact on our profitability and viability of finding a suitable property.

Ultimately the market of players wishing to attend a facility could be less than we have anticipated or can reasonably foresee.

Changes in the local or national political landscape could affect the day to day running of an indoor facility, for example the shutdowns seen during the Covid period.

Christopher Woods is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Top Bins Franklin, Inc.

Tennessee Corporation
Organized August 2023
1 employees
4935 Main Street
Suite 7-229
Spring Hill TN 37174 https://topbins.soccer

Business Description

Refer to the Top Bins profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Top Bins is current with all reporting requirements under Rule 202 of Regulation

Top Bins is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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